FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

September 6, 2017

CERTAIN PORTIONS OF THE VERSION OF THIS DOCUMENT FILED WITH EDGAR HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH [***] TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL IN THIS DOCUMENT HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:

Take Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2017
Filed May 24, 2017
Form 8-K/A filed April 18, 2017
Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Filed August 3, 2017

Form 8-K furnished August 2, 2017
File No. 001-34003

Dear Ms. Collins:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the “Company”) Form 10-K for the fiscal year ended March 31, 2017, filed May 24, 2017 (the “2017 Form 10-K”), Form 8-K/A filed April 18, 2017 (the “Form 8-K/A”), Form 10-Q for the fiscal quarter ended June 30, 2017, filed August 3, 2017 (the “Form 10-Q”) and the Form 8-K furnished August 2, 2017 (the “Form 8-K”), as contained in the letter, dated August 9, 2017 (the “Comment Letter”).

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for (benefit from) income taxes, page 35

1.              We note that your effective tax rate was significantly impacted by tax credits in both fiscal 2016 and 2017.  In your September 22, 2016 response letter you indicated that the company did not expect the UK tax credits to have a material impact on your future tax provision.  Please explain what the fiscal 2017 tax credits relate to.  Also, revise your disclosures to address the significant factors impacting your tax provision (benefit) year-over-year and whether you anticipate such credits impacting your effective tax rate in the future.  We refer you to Item 303(a)(1) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response:

We respectfully acknowledge the Staff’s comment and the requirements of Item 303(a)(1) of Regulation S-K and Section III.B.3 of SEC Release 33-8350. Our tax credits for fiscal 2017 primarily consisted of U.S Research and Development credits of $23.0 million related to software development activities. We note that the benefit from UK tax credits generated in fiscal year 2017 was $6.2 million, consistent with the forecasted UK tax credits at the time of our September 22, 2016 response letter, which we concluded was immaterial as this amount was not expected to materially impact our financial condition, results of operations, or our fiscal year 2017 expected annual effective tax rate.

We also note that, subsequent to the date of our response letter, we [***] within the “Tax credits” caption of the reconciliation of our effective tax rate to the U.S. statutory federal income tax rate in Note 14 to our Consolidated Financial Statements in our 2017 Form 10-K.

We believe it is possible that the U.S. Research and Development credits could have a significant impact on our effective tax rate in the future, depending on the amount of research and development credits generated, our ability to utilize such credits and our mix of earnings. On page 23 of our Form 10-Q for the three months-ended June 30, 2017 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), we provided a more robust disclosure with respect to the significant factors impacting our tax benefit quarter over quarter as well as the impact of tax credits among other significant factors expected to affect our effective tax rate, as follows:

“The benefit from income taxes was $12.9 million for the three months ended June 30, 2017, as compared to $3.6 million for the three months ended June 30, 2016. The increase in tax benefit was primarily due to excess tax benefits from employee stock compensation that were recorded as a discrete benefit of approximately $16.5 million in the three months ended June 30, 2017.   Our effective tax rate differed from the federal statutory rate due primarily to excess tax benefits related to stock compensation, certain tax credits, changes in valuation allowances related to tax loss and tax credit carryforwards anticipated to be utilized, as well as the mix of projected pre-tax income.”

We believe that such disclosure appropriately addresses the most significant factors having an impact our tax provision (benefit) and the reason for the change period-over-period. We will continue to provide such disclosure in future filings. Additionally, we will enhance our disclosures in future filings to provide additional discussion as to whether we believe the tax credits or other significant factors are expected to have a material impact on our effective tax rate in the future.

Consistent with the foregoing, we will continue to assess known trends, events and uncertainties and provide appropriate MD&A disclosure in accordance with Item 303 of Regulation S-K if we conclude that the trend, event or uncertainty is reasonably likely to have a material effect on our liquidity, capital resources or results of operation.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 45

2.              We note that you extended the estimated service period for Grand Theft Auto V to 41 months during the three months ended March 31, 2017 and then to 50 months in the following quarter.  Please address the following:

•                  Describe the factors that resulted in both of these changes;

•                  Specifically address what new information you considered in recording an additional change during the quarter ended June 30, 2017;

•                  Clarify whether revenue from new sales will be recognized over 50 months or a shorter period;

•                  Tell us how you determined that these were changes in estimates rather than corrections of an error.  Refer to ASC 250-10-45 and the related definitions in ASC 250-10-20; and

•                  Disclose the impact of this change in estimate on net income and earnings per share pursuant to ASC 250-10-50-4.

Response:

We acknowledge the Staff’s comment with respect to the estimated service period of Grand Theft Auto V and its related online multiplayer mode Grand Theft Auto Online (collectively, GTA V), and the related impact on the Company’s financial statements. We address the Staff’s comment as follows:

Describe the factors that resulted in both of these changes and specifically address what new information you considered in recording an additional change during the quarter ended June 30, 2017;

Consistent with what we disclose in Note 1 of our 2017 Form 10-K, we consider the below factors as part of our on-going process of reassessing estimated service periods for our titles, including GTA V:

•                  the period of time over which the substantial majority of a respective title’s estimated lifetime game sales and in-game virtual currency sales are expected to occur;

•                  the period of time over which we plan to provide free unspecified add-on content updates, maintenance or other remaining material online support services associated with our online-enabled games;

•                  the time over which we plan to dedicate internal resources to support the online functionality of a title;

•                  known and expected online gameplay trends;

•                  the results from prior analyses;

•                  the nature of the game (e.g., annual title, genre, period of time between franchise title releases, etc.); and

•                  the disclosed service periods for competitors’ games.

As discussed in Note 1 to the Consolidated Financial Statements in our 2017 Form 10-K, the determination of the estimated service period (or economic game life) is inherently subjective, requiring management’s judgment, and is subject to regular review based on numerous factors and considerations. The estimated service period for GTA V has reflected this subjectivity given the unique success of the game, which was released several years ago [***] This trend is inconsistent with the playing patterns and spending patterns for other title releases for which the historic trend is for [***] over time. The lasting success of GTA V continues to exceed our expectations given the length of time it has been in the marketplace and the competitive landscape. Determining how long GTA V will continue to be successful is difficult to predict, and the interest in GTA V at this juncture in its life-cycle could also change quickly.

GTA V continues to demonstrate unique trends that differ from our historical experiences with our other title releases. Recently, we have seen an [***] as free content updates are provided. Based on data gathered and gameplay trends, we have determined that there is a high correlation between our investment in the game via the development of free content updates and the continued gameplay and monetization of GTA V. In periods when free content updates are provided, we see an [***]. In recent periods, we have seen this level of player engagement [***].

In connection with our ongoing reassessment of GTA V’s estimated service period, we believe that while we continue to consider all of the factors outlined above in making this estimate, [***] are given significant consideration. However, this estimate continues to be highly subjective and sensitive to consumer preferences. Changes in consumer preferences may cause us to reallocate resources and internal investments as part of our forecasting and quarterly Product Investment Review Process (“PIRP”). This will, in turn, change the estimated service period of the game, resulting in revenues being recognized over a shorter or longer period of time. We specifically have communicated to the users of our financial statements in Item 1A, Risk Factors of our 2017 Form 10-K, that “our estimate of the service period may change and we could be required to recognize revenues over a shorter or longer period of time than we initially allocated.”

Change in estimate during the three months ended March 31, 2017:

Specifically related to the three months-ended March 31, 2017 we note the following factors that informed our decision to extend the estimated service period of GTA V.

During March 2017, the following considerations were discussed and agreed upon by our management team:

•                  [***].

•                  [***].

•                  [***].

[***]. In addition, during the quarter-ended March 31, 2017, we saw [***] from previous periods.  These factors led us to modify our estimate of the game’s estimated service period by extending it to March 2018 from October 2017.

Change in estimate during the three months ended June 30, 2017:

Subsequent to filing our 2017 Form 10-K, new events occurred which we considered as part of our on-going assessment of the estimated service period of GTA V and which resulted in our extending GTA V’s estimated service period an additional nine months through December 2018.

Given the success of the game in June 2017, management approved the following changes to our internal investment plans:

•                  [***].

•                  [***].

During the first quarter of fiscal 2018, primarily as a result of the June 2017 “Gunrunning” free content update, the overall sales from GTA V significantly exceeded the first quarter of fiscal

2018 amounts forecasted in our annual budget. As a result, we once again increased GTA V’s forecasted lifetime revenues. Specifically, we experienced the following:

•                  The June 2017 sales of in-game virtual currency were the highest-ever sales of in-game virtual currency for a single month for Grand Theft Auto Online, and the

•                  Highest monthly active users since the release of GTA V.

Given the consumer reaction to, and success of, the “Gunrunning” update, including the trend of [***] noted prior to issuing our Form 10-Q for the quarter-ended June 30, 2017, we subsequently increased our [***].

Based on the updated information noted above and the facts and circumstances, we determined that it was appropriate in June 2017 to extend the estimated service period through December 2018 (fiscal year 2019) as part of our first quarter of fiscal 2018 reassessment process.

Clarify whether revenue from new sales will be recognized over 50 months or a shorter period;

New sales are recognized ratably from the point of sale for the game and virtual currency over the remaining estimated service period (economic game life) of GTA V to December 2018, which represents a 50-month game period from the time GTA V was released. In future filings we will clarify that our deferral period for GTA V will run through December 2018.

Tell us how you determined that these were changes in estimates rather than corrections of an error.  Refer to ASC 250-10-45 and the related definitions in ASC 250-10-20;

In evaluating the change to GTA V’s estimated service period, the Company considered the guidance in ASC 250-10-45 and determined this was a change in estimate rather than the correction of an error. As noted in ASC 250-10-20, “[c]hanges in accounting estimates result from new information.” In contrast, as also noted in ASC 250-10-20, “[a]n error in recognition, measurement, presentation, or disclosure in financial statements result[s] from mathematical mistakes, mistakes in the application of generally accepted accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared.”

As discussed above, we updated our estimated service period for GTA V in both the fourth quarter of fiscal 2017 and in the first quarter of fiscal 2018 as changes in player behavior took place. We believe there were distinct events that drove the changes in estimates in both the fourth quarter of fiscal 2017 and the first quarter of fiscal 2018, and that in each case the changes were made based on information available as of each assessment point. For example, the additional extension of the estimated service period in the first quarter of fiscal 2018 was due to new information, due primarily to the [***] sales [***] that occurred in June 2017 because of the release of the “Gunrunning” free content update. This led us to increase [***] for the game and change [***] than we had contemplated during the previous assessment performed. This update was not the result of any mistakes or failure to consider information available at any given time but rather due to new information gathered during the relevant periods. We concluded based on the above that we were changing the estimated service period, not correcting an error.

Disclose the impact of this change in estimate on net income and earnings per share pursuant to ASC 250-10-50-4.

The effect of the March 2017 change in estimate was to reduce fiscal year 2017 net income by $25.0 million, reduce fiscal year 2017 basic earnings per share by $0.27, and reduce fiscal year 2017 diluted earnings per share by $0.26. The effect of the June 2017 change in estimate was to reduce the first quarter of fiscal 2018 net income by $21.9 million, reduce basic earnings per share by $0.21, and reduce diluted earnings per share by $0.18. The Staff’s comment is respectfully noted and in future filings we will include the impact to net income and earnings per share in our disclosure.

3.              Please tell us the amount of costs initially capitalized related to the Grand Theft Auto V and the remaining balance at each balance sheet date presented.  Also, tell us what impact, if any, the change in estimated service period for this game had on the amortization of such costs.

Response:

We initially capitalized [***] of software development costs associated with GTA V in accordance with ASC 985-20. We had a remaining balance at each balance sheet date presented as follows:

•                  March 31, 2016 - [***]

•                  March 31, 2017 - [***]

•                  June 30, 2017 - [***]

The change in our estimated service period in March 2017 reduced our monthly amortization expense by approximately [***]. The change in our estimated service period in June 2017 reduced our monthly amortization expense by approximately [***].

Form 10-Q for the Quarter Ended June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

4.              We note statements made in your Q1 2018 and Q4 2017 earnings transcripts indicating that your margins, both in percentage and dollars, are higher for digital distribution sales.  We further note that gross profit as a percentage of net revenue increased to 53.5% for the three months ended June 30, 2017 from 38.6% for the same period in fiscal 2016.  Please tell us what impact, if any, the increase in digital distribution sales had on the increase in your gross margins and if material, include a discussion of such impact in your future filings.  In your response, provide us with the margins for both digital distribution and physical retail sales.  Also, to the extent it is reasonably likely that the shift between digital distribution and retail sales will have a material impact on your operating performance; please revise to include a discussion of such trends.  Refer to SEC Release No. 33-8350.

Response:

Within MD&A in our Form 10-Q for the three months-ended June 30, 2017, we describe two primary factors for the change in gross profit margin period-over-period, including, lower software development costs and royalties as a percentage of net revenue and an impairment of capitalized software development costs recognized in the prior year period. We believe these factors best explain the period-over-period change.

Moreover, we do not calculate specific margins by distribution method as we do not internally allocate certain components of costs of goods sold, such as internal royalties and software development cost amortization, to specific sales by distribution method. Additionally, our mix of revenue by digital or retail distribution may change significantly year-to-year based on our product mix in any given year and the impact of deferring revenues and the timing of recognizing such revenues for certain of our titles. For example, for a major title release, we typically see a significant shift away from digital to physical retail in our product mix. As such, we are not able to reasonably predict or quantify whether there will be a significant shift between digital distribution and physical retail sales that will have a material impact on our future operating performance at this time.

We respectfully submit that the statements the Staff noted were made in response to specific questions from analysts about the shift to digital during our earnings call. These statements were of a general nature and were not meant to represent an analysis of margins against prior year periods as presented within the MD&A in our Form 10-Q. These statements were meant to convey that, among other things, to the extent that there is no physical product to create or associated costs, there would be an expectation that day one economic margins (excluding the effect of deferrals) would be higher overall for digital sales.

In future filings, we will continue to consider the quantitative and qualitative disclosures we make in our periodic filings in light of the requirements of Item 303(a)(3)(i) and (iii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350. To the extent applicable, we will include appropriate disclosures regarding the material factors affecting our financial results for prior periods and trends in its business.

Form 8-K/A filed April 18, 2017

Exhibit 99.1

5.              Please provide us with your calculations of the significance tests outlined in Rule 1-02(w) of Regulation S-X that you used in applying the requirements of Rule 3-05 and Article 11 of Regulation S-X.  In your response, please provide us with the reconciliation of Spanish GAAP to U.S. GAAP that supports your calculations.

Response:

We performed the three tests prescribed by Rule 1-02(w) —Investment, Asset, and Income—and noted that based on our financial data for the most recent fiscal year, the acquisition would be considered more than 20% significant under the income test, although less than 20% significant under both the investment and asset tests. Below are the results of the three tests ($ in millions), including the reconciliations of Spanish GAAP to US GAAP:

Income Test:

12/31/2015
Social Point Spanish GAAP PBT	$19.9
Net impact of revenue deferral	(38.5)
Accrual of bonuses	(0.7)
Social Point US GAAP PBT	$(19.3)

Take-Two five-year average PBT*	$75.2

Income test significance	25.7%

Considered significant.

Asset Test:

12/31/2015
Social Point Spanish GAAP Total Assets	$52.2
Social Point US GAAP Total Assets	$52.2

Take-Two Total Assets at 3/31/2016	$2,590.2

Asset test significance	2.0%

Not considered significant.

Investment Test:

Total estimated purchase price	$238.7

Take-Two Total Assets at 3/31/2016	$2,590.2

Asset test significance	9.2%

Not considered significant.

* With respect to the Income Test, consistent with Computational Note 2 to Rule 1-02(w), as we reported a pre-tax loss of $38.3 million for fiscal year 2016, which was more than 10% lower than our average for the previous five fiscal years, we used the average profit before tax (“PBT”) over the last five fiscal years, or $75.2 million. That average was computed based on excluding pre-tax losses in fiscal years 2012, 2013, 2015 and 2016 and including PBT of $376.2 million in fiscal year 2014.

Based on the results of the tests above, we concluded that U.S. GAAP loss before tax of $19.3 million for Social Point was within a 20% - 40% range as compared to our average PBT for the five-year period, and specifically under the 30% threshold where reconciliation to U.S. GAAP is required as Social Point is a foreign business. In computing the significance, we relied on the guidance of the Staff’s Financial Reporting Manual, section 2015.9, to compare the absolute value of the U.S. GAAP pre-tax loss for Social Point to our PBT.

Form 8-K furnished August 2, 2017

6.              We note that in Q1 2018 you began presenting a new operational metric called “Net Sales.” This measure appears to be calculated by taking net revenue plus/minus the change in deferred revenue, which is typically referred to as billings or bookings.  Please consider revising the description of this measure as it is confusingly similar to titles or descriptions used in Rule 5-03 of Regulation S-X.  Also, consider including the calculations that support this measure in your future filings.

Response:

We acknowledge the Staff’s comment and will change the name of our operational metric to billings to avoid confusion with descriptions used in Rule 5-03 of Regulation S-X.

In addition, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Should you have any questions concerning this letter please call the undersigned at (646) 536-3003.

Very truly yours,

/s/ Lainie Goldstein
Lainie Goldstein
Chief Financial Officer

cc:	David Edgar
Luna Bloom
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Dan Emerson, Esq. (Take-Two Interactive Software, Inc.)
Matthew Breitman, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)